UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2023
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 30, 2023, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the third quarter September 30, 2023. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 31, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 30, 2023

Exhibit 99.1

QIAGEN exceeds outlook for Q3 2023 with 5% CER sales growth in non-COVID products and adjusted EPS of $0.50 CER

•Q3 2023: Net sales of $476 million (-5% at actual rates, -6% at constant exchange rates, CER); diluted EPS of $0.34 and adjusted diluted EPS of $0.50

◦Net sales at CER of $470 million ahead of outlook for at least $465 million CER and adjusted diluted EPS of $0.50 CER ahead of outlook for at least $0.48 CER

◦5% CER sales growth in non-COVID portfolio to $442 million, supported by higher sales from instruments as well as recurring consumables and related revenues

◦9M 2023: 8% CER sales growth in non-COVID portfolio, led by 88% highly recurring consumables revenues

•Full-year 2023: Outlook reaffirmed for net sales of at least $1.97 billion CER; adj. diluted EPS of at least $2.07 CER

Venlo, the Netherlands, October 30, 2023 - QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the third quarter and first nine months of 2023.

Net sales results of $470 million at constant exchange rates (CER) for Q3 2023 were above the outlook for at least $465 million CER, driven by 5% CER growth in the non-COVID-19 portfolio. Overall sales results for Q3 2023 declined 5% (-6% CER) to $476 million from Q3 2022, a period marked by significant COVID-19 sales contributions. Adjusted diluted earnings per share (EPS) were $0.50, and results of $0.50 CER were above the outlook for at least $0.48 CER.

QIAGEN has reaffirmed its full-year 2023 outlook for net sales of at least $1.97 billion, driven by ongoing solid consumables demand that accounted for 88% of total sales in the first nine months of the year, while larger-scale instrument sales remain challenging. QIAGEN also continues to closely monitor fast-changing geopolitical and macro trends around the world. Adjusted diluted EPS are reaffirmed to be at least $2.07 CER.

"We delivered another quarter of solid results that exceeded our outlook, driven by our strategic focus on our Pillars of Growth and the benefits of balance in serving over 500,000 Life Sciences and Molecular Diagnostics customers, along with our broad geographic presence," said Thierry Bernard, Chief Executive Officer of QIAGEN.

"This resilient performance was important as we work through the final quarters of COVID-19 testing headwinds from 2022, and also address an increasingly challenging macro environment. Against this backdrop, our teams executed on goals to generate sales gains across many portfolio areas and key regions. We are well-positioned to finish this year in a stronger position, committed to delivering solid sales growth and improved earnings in the fourth quarter of 2023 as we prepare for more growth and expansion in 2024 and the years ahead."

Roland Sackers, Chief Financial Officer of QIAGEN, said: "QIAGEN is investing into the business, particularly in R&D that accounted for 10% of sales, while maintaining industry-leading margins and a high level of profitability that helped us to exceed our outlook for adjusted earnings per share in the third quarter of 2023. These results again demonstrate our capacity to support our growth prospects while ensuring effective cost management. As we review options to deploy capital, we are committed to creating greater value by enhancing our business portfolio and increasing returns."

Key figures

In $ millions (Except EPS and diluted shares)	Q3			9M
	2023	2022	Change	2023	2022	Change
Net sales	476	500	-5%	1,456	1,644	-11%
Net sales - CER	470		-6%	1,469		-11%
Operating income	97	98	0%	299	427	-30%
Adjusted operating income	126	144	-12%	386	521	-26%
Net income	78	82	-6%	244	334	-27%
Adjusted net income	115	123	-6%	350	425	-18%
Diluted EPS	$0.34	$0.36	-6%	$1.06	$1.45	-27%
Adjusted diluted EPS	$0.50	$0.53	-6%	$1.52	$1.85	-18%
Adjusted diluted EPS - CER	$0.50		-6%	$1.54		-17%
Diluted shares (in millions)	231	230		231	230
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID / COVID-19 groups

	Q3				9M
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Consumables and related revenues	417	442	-6%	-7%	1,282	1,456	-12%	-11%
Instruments	59	58	+3%	+1%	174	188	-7%	-7%

Molecular Diagnostics	254	257	-1%	-2%	764	868	-12%	-11%
Life Sciences	221	242	-9%	-10%	692	775	-11%	-10%

Non-COVID product groups	442	417	+6%	+5%	1,333	1,240	+8%	+8%
COVID-19 product groups	34	83	-59%	-60%	123	404	-70%	-69%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: For Q3 2023, non-COVID product group sales rose 5% CER over the year-ago period, supported by underlying 5% CER growth in consumables and related revenues, and instrument sales rising 3% CER. The Molecular Diagnostics customer class grew 15% CER excluding COVID product groups over the 2022 quarter, led by dynamic growth of the QuantiFERON latent TB test and growth in the Precision Medicine portfolio, while Life Sciences sales were down 4% CER due to the decline in OEM products sold to other companies during 2023.

•Operating income: Q3 2023 operating income margin was 20.4% of sales, up from 19.5% in Q3 2022, while the adjusted operating income margin was 26.6% of sales compared with 28.7% in Q3 2022. In terms of components, the adjusted gross margin declined to 66.1% of sales in Q3 2023 from 67.6% in the year-ago period, affected in 2023 by lower capacity utilization and product mix changes. R&D investments remained at a high level, representing 10.1% of sales in Q3 2023 compared with 9.8% in Q3 2022. Sales & Marketing expenses rose in Q3 2023 to 23.4% of sales from 22.9% in Q3 2022 to support increased customer engagement. General & Administrative expenses declined to 6.0% of sales from 6.2% in Q3 2022 on efficiency gains.

•EPS: Diluted EPS was $0.34 per share in Q3 2023 compared with $0.36 in Q3 2022. Adjusted diluted EPS of $0.50 ($0.50 CER) reflects the impact of lower results in Q3 2023 compared to the year-ago period.

Sales by product groups

	Q3				9M
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Sample technologies	160	183	-12%	-13%	499	626	-20%	-19%
Diagnostic solutions	179	160	+12%	+10%	518	491	+6%	+6%
Of which QuantiFERON	110	88	+26%	+25%	306	248	+23%	+24%
Of which QIAstat-Dx	20	18	+7%	+4%	62	62	0%	+1%
Of which NeuMoDx	8	18	-57%	-59%	31	64	-51%	-51%
Of which Other	41	36	+15%	+13%	118	117	+1%	+2%
PCR / Nucleic acid amplification	68	89	-24%	-25%	219	310	-29%	-29%
Genomics / NGS	55	52	+5%	+4%	174	166	+5%	+6%
Other	14	15	-9%	-8%	46	51	-9%	-5%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q3 2023 sales in the non-COVID product groups rose at a low-single-digit CER rate over Q3 2022, supported by higher sales of consumables that more than offset a modest decline in instruments. The overall sales decline of 13% CER from the year-ago period reflected the significant drop-off in pandemic testing demand, particularly for QIAprep&amp.

•Diagnostic solutions: Non-COVID product group sales rose over 20% CER in Q3 2023, contributing to the 10% total growth over the year-ago period and supported by underlying double-digit CER gains in both instrument and consumable sales. QuantiFERON-TB again achieved over $100 million of sales in Q3 2023, delivering 25% CER growth on the ongoing double-digit CER growth in all regions and driven by conversion of skin tests to the modern blood-based test for latent TB detection. QIAstat-Dx sales reflected double-digit CER growth in non-COVID sales that represented an increasing share of results, and were supported by a higher level of placements over the 2022 period. NeuMoDx results were down due to the significant COVID-19 sales in 2022. Sales of Precision Medicine consumables used to guide oncology treatments maintained a high-single-digit CER growth pace, while revenues from companion diagnostic co-development partnerships rose above 40% CER over Q3 2022 and are on track to exceed $40 million in 2023.

•PCR / Nucleic acid amplification: QIAcuity digital PCR sales maintained growth above 40% CER on gains in both instrument sales from new placements as well as increasing consumables use. Overall sales in Q3 2023 fell due to the sharp decline in sales of OEM products used by third-party companies, which also led to lower non-COVID sales over the year-ago period. However, underlying sales rose at a single-digit CER rate excluding the OEM business and COVID-19 product revenues.

•Genomics / Next-generation sequencing (NGS): Sales growth of 4% CER in Q3 2023, and faster mid-single-digit CER sales growth excluding COVID-19 product groups, was led by about 20% CER growth in the QIAGEN Digital Insights (QDI) bioinformatics business. Results were complemented by growth in the genomics portfolio anchored by universal NGS (next-generation sequencing) solutions for use with a range of third-party NGS systems. Results in Q3 2023 also included incremental sales from Verogen, which QIAGEN acquired in early 2023 to expand its long-standing presence in Human identification / forensics into NGS-based applications.

Sales by geographic regions

	Q3				9M
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Americas	254	251	+1%	+1%	764	757	+1%	+1%
Europe / Middle East / Africa	145	155	-6%	-11%	451	564	-20%	-20%
Asia-Pacific / Japan	76	93	-18%	-16%	241	322	-25%	-22%
Rest of world represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Americas: Q3 2023 sales grew 1% CER, as higher sales in the U.S. and from QuantiFERON-TB more than offset reduced pandemic sales. Non-COVID sales rose at a mid-single-digit CER rate over Q3 2022, supported by gains in Mexico over the year-ago period.

•Europe / Middle East / Africa: Q3 2023 sales for non-COVID product groups rose at a double-digit CER rate, while overall sales fell 11% CER due to the significant COVID-19 sales in Q3 2022. Among the top-performing countries in terms of non-COVID sales results were France, Germany, Switzerland and the United Kingdom.

•Asia-Pacific / Japan: Q3 2023 CER sales results for non-COVID product groups were largely unchanged compared to Q3 2022, with the decline in overall sales reflecting the headwinds from COVID-19 sales from the year-ago period. Sales in China, which represented about 6% of total sales, declined at a single-digit CER rate excluding COVID-19 product groups and at a double-digit CER rate for overall sales due to COVID-19 contributions in Q3 2022.

Key cash flow data

	9M
In $ millions	2023	2022	Change
Net cash provided by operating activities	308	591	-48%
Purchases of property, plant and equipment	(98)	(86)	14%
Free cash flow	210	505	-58%

Net cash used in investing activities	(29)	(602)	NM
Net cash (used in) provided by financing activities	(426)	421	NM

•Net cash from operating activities was $308 million in the first nine months of 2023 compared with $591 million in the year-ago period. Results for the 2023 period reflected the reduced net income compared with 2022 results, as well as higher working capital requirements during 2023, in particular due to an increase in operating assets driven by higher inventories to ensure adequate product availability.

•As of September 30, 2023, cash, cash equivalents and short-term investments stood at $1.0 billion compared to $1.4 billion as of December 31, 2022. In September 2023, QIAGEN repaid $400 million for convertible notes that reached maturity from existing cash reserves.

Portfolio update

Among recent developments in QIAGEN's Sample to Insight portfolio:

Sample technologies

•The QIAwave RNeasy Plus Mini Kit and QIAwave DNA/RNA Mini Kit were launched to expand the QIAwave portfolio of kits. These are designed to provide researchers with a more sustainable alternative to QIAGEN’s best-selling standard kits while maintaining the same highest-quality performance with identical chemistry. QIAwave kits use up to 60% less plastic and cardboard than QIAGEN’s most popular sample technologies kits that are considered the gold standard for extracting DNA, RNA and plasmid DNA from samples.

•QIAGEN has launched the Microbiome WGS SeqSets, a comprehensive Sample to Insight workflow to enable analysis of microorganisms in a particular environment, including the human body. These kits include high-quality DNA extraction kits, NGS library preparation for whole genome metagenomic analysis and user-friendly bioinformatics solutions. The SeqSets are designed for diverse microbiome research applications, including for gut health, soil microbiology, antibiotic resistance. The new workflow further expands QIAGEN's range of microbiome solutions for use with various downstream processing technologies such as NGS, digital PCR (dPCR) and quantitative PCR (qPCR), complemented by bioinformatics for analysis.

Diagnostic solutions

•QuantiFERON-EBV RUO (Research Use Only) was launched to support research into EBV (Epstein-Barr virus), one of the most common human viruses that is spread primarily through saliva and can cause infectious mononucleosis. Measuring the T-cell response to EBV infections can help researchers better understand immune responses to the virus. The new assay adds to the growing portfolio of QuantiFERON technology assays, which are cell-mediated immune response tests. The flagship of this portfolio is QuantiFERON-TB Gold Plus, the fourth generation of the world’s leading blood-based TB test, with over 100 million tests performed to date.

Genomics / NGS

•QIAGEN has extended the AI capabilities of QIAGEN Clinical Insight Interpret, a bioinformatics solution for clinical decision support, so that it now provides insights into thousands of rare disease genes. The expansion of AI capabilities, built up over the last two decades, for QCI Interpret complements the human-certified content curation of QCI Interpret and enables complete coverage of the clinical exome. As for recent customer applications, the Danish National Genome Center has selected QCI Interpret to support a nationwide sequencing offering for cancer patients.

Leadership changes in Executive Committee

After leading the Molecular Diagnostics business of QIAGEN since 2020, Jean-Pascal Viola will take on a new role as of November 1, 2023, as Senior Vice President, Head of Corporate Strategy & Business Development and member of the Executive Committee. Fernando Beils has been appointed as his successor as Senior Vice President, Head of the Molecular Diagnostics Business Area and member of the Executive Committee, also effective November 1, 2023. He joins QIAGEN after having worked in various global leadership roles in the diagnostics industry, and most recently serving as Vice President and General Manager of the Genetic Testing Solutions Business at Thermo Fisher Scientific. Prior to his time at Thermo Fisher, he spent over two decades at Siemens in commercial, strategy and finance roles, and in his last role as Global Head of the Molecular Diagnostics Business Unit at Siemens Healthineers. He earned a degree in Business Administration from EWA Madrid and the University Mosbach School of Business.

QIAGEN releases 2022 Sustainability Report

The Sustainability Report for 2022 has been published, emphasizing QIAGEN's long-standing focus on driving positive change for society through its goals for Environment, Social and Governance (ESG) metrics. In 2022, QIAGEN’s emissions reduction targets were validated by the Science Based Targets initiative (SBTi), with a goal to achieve milestones on the way to net-zero carbon emissions by 2050. QIAGEN has been recognized for its actions through external rating agencies. Among these, ISS-ESG recently elevated QIAGEN to "B-" and reaffirmed "Prime" status as among the top 10% of all companies in the “Health Care Equipment & Supplies” industry. The 2022 Sustainability Report can be found online at https://www.qiagen.com/us/sustainability.

Outlook

For full-year 2023, QIAGEN has reaffirmed its outlook for net sales of at least $1.97 billion, driven by ongoing solid consumables demand that accounted for 88% of total sales in the first nine months of the year, while larger-scale instrument sales remain challenging. QIAGEN also continues to closely monitor fast-changing geopolitical and macro trends around the world. Adjusted diluted EPS are reaffirmed to be at least $2.07 CER. It does not take into consideration any future acquisitions. Based on exchange rates as of October 27, 2023, currency movements against the U.S. dollar are expected to have a negative impact on full-year net sales of about one percentage point and at least $0.02 per share negative impact on adjusted EPS results.

For Q4 2023, net sales are expected to be at least $500 million CER, while adjusted diluted EPS is expected to be at least $0.53 CER per share. Based on exchange rates as of October 27, 2023, currency movements against the U.S. dollar are expected to have a neutral impact on sales and adjusted EPS.

Investor presentation and conference call

A conference call is planned for Tuesday, October 31, 2023 at 14:00 Frankfurt Time / 13:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a recording will also be made available after the event. A presentation is planned to be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2023, QIAGEN employed more than 6,000 people in over 35 locations worldwide. Further information can be found at https://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.
Contacts
John Gilardi
Vice President, Head of Corporate Communications and Investor Relations
+49 2103 29 11711 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director, Global Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Daniela Berheide
Associate Director, External Communications
+49 2103 29 11676 / daniela.berheide@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months		Nine months
	ended September 30,		ended September 30,
(In $ thousands, except per share data)	2023	2022	2023	2022
Net sales	475,894	499,631	1,456,149	1,643,534
Cost of sales:
Cost of sales	161,864	163,511	490,407	531,010
Acquisition-related intangible amortization	16,070	15,069	48,154	45,485
Total cost of sales	177,934	178,580	538,561	576,495
Gross profit	297,960	321,051	917,588	1,067,039
Operating expenses:
Sales and marketing	111,462	114,582	342,434	351,976
Research and development	47,934	48,868	152,545	145,140
General and administrative	28,649	30,880	90,780	97,758
Acquisition-related intangible amortization	2,713	2,846	8,072	8,562
Restructuring, acquisition, integration and other, net	10,021	26,216	24,434	36,716
Total operating expenses	200,779	223,392	618,265	640,152
Income from operations	97,181	97,659	299,323	426,887
Other income (expense):
Interest income	20,380	9,935	59,731	16,495
Interest expense	(13,018)	(16,287)	(40,969)	(43,482)
Other (expense) income, net	(4,713)	4,411	(7,152)	6,864
Total other income (expense), net	2,649	(1,941)	11,610	(20,123)
Income before income tax expense	99,830	95,718	310,933	406,764
Income tax expense	22,012	13,324	67,294	72,397
Net income	77,818	82,394	243,639	334,367

Diluted earnings per common share	$0.34	$0.36	$1.06	$1.45
Diluted earnings per common share (adjusted)	$0.50	$0.53	$1.52	$1.85
Shares used in computing diluted earnings per common share	230,613	230,084	230,578	230,062

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	475.9	298.0	97.2	99.8	(22.0)	22%	77.8	$0.34
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.5	10.5	10.5	(2.7)		7.8	0.03
Purchased intangibles amortization (b)	—	16.0	18.8	18.8	(4.6)		14.2	0.06
Non-cash interest expense charges (c)	—	—	—	7.7	—		7.7	0.04
Non-cash other income, net (d)	—	—	—	3.7	—		3.7	0.02
Certain income tax items (e)	—	—	—	—	4.0		4.0	0.01
Total adjustments	—	16.5	29.2	40.7	(3.3)		37.4	0.16
Adjusted results	475.9	314.5	126.4	140.5	(25.3)	18%	115.2	$0.50

*Using 230.6 M diluted shares

Three months ended September 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	499.6	321.1	97.7	95.7	(13.3)	14%	82.4	$0.36
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.7	27.9	28.0	(7.5)		20.4	0.09
Purchased intangibles amortization (b)	—	15.1	17.9	17.9	(4.4)		13.5	0.06
Non-cash interest expense charges (c)	—	—	—	8.1	—		8.1	0.03
Non-cash other income, net (d)	—	—	—	(0.5)	—		(0.5)	0.00
Certain income tax items (e)	—	—	—	—	(1.0)		(1.0)	0.00
Total adjustments	—	16.7	45.8	53.4	(13.0)		40.5	0.17
Adjusted results	499.6	337.8	143.5	149.1	(26.3)	18%	122.9	$0.53

*Using 230.1 M diluted shares

Please see footnotes for these tables on the following page.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Nine months ended September 30, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,456.1	917.6	299.3	310.9	(67.3)	22%	243.6	$1.06
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	6.3	30.7	30.7	(7.6)		23.1	0.10
Purchased intangibles amortization (b)	—	48.1	56.2	56.2	(13.8)		42.4	0.18
Non-cash interest expense charges (c)	—	—	—	24.4	—		24.4	0.11
Non-cash other income, net (d)	—	—	—	6.4	—		6.4	0.03
Certain income tax items (e)	—	—	—	—	9.8		9.8	0.04
Total adjustments	—	54.4	86.9	117.7	(11.6)		106.2	0.46
Adjusted results	1,456.1	972.0	386.2	428.6	(78.9)	18%	349.8	$1.52

*Using 230.6 M diluted shares

Nine months ended September 30, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,643.5	1,067.0	426.9	406.8	(72.4)	18%	334.4	$1.45
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.7	40.4	40.2	(10.7)		29.4	0.13
Purchased intangible amortization (b)	—	45.5	54.0	54.0	(13.3)		40.7	0.18
Non-cash interest expense charges (c)	—	—	—	24.0	—		24.0	0.10
Non-cash other income, net (d)	—	—	—	(0.3)	—		(0.3)	0.00
Certain income tax items (e)	—	—	—	—	(2.8)		(2.8)	(0.01)
Total adjustments	—	49.2	94.4	117.9	(26.8)		91.0	0.40
Adjusted results	1,643.5	1,116.2	521.3	524.7	(99.2)	19%	425.4	$1.85

*Using 230.1 M diluted shares

(a) Results for 2023 include costs for acquisition projects, including the acquisition of Verogen Inc. completed on January 4, 2023. Results for 2022 include acquisition projects including continued integration activities at NeuMoDx and the Q2 2022 acquisition of BLIRT S.A.
(b) Results for 2023 include the amortization of Verogen intangible assets acquired in Q1 2023. Results for 2022 include the amortization of BLIRT S.A. intangible assets acquired in Q2 2022.
(c) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(d) Adjustment includes the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes and foreign currency impacts from highly inflationary accounting in Turkey in 2023.
(e) Includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results that represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2023	December 31, 2022
Assets	(unaudited)
Current assets:
Cash and cash equivalents	579,935	730,669
Short-term investments	435,843	687,597
Accounts receivable, net	326,690	323,750
Inventories, net	399,207	357,960
Prepaid expenses and other current assets	220,715	293,976
Total current assets	1,962,390	2,393,952
Long-term assets:
Property, plant and equipment, net	706,020	662,170
Goodwill	2,434,467	2,352,569
Intangible assets, net	542,604	544,796
Fair value of derivative instruments - long-term	63,160	131,354
Other long-term assets	198,057	202,894
Total long-term assets	3,944,308	3,893,783
Total assets	5,906,698	6,287,735
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	100,608	389,552
Accrued and other current liabilities	346,876	486,237
Accounts payable	76,887	98,734
Total current liabilities	524,371	974,523
Long-term liabilities:
Long-term debt, net of current portion	1,382,359	1,471,898
Fair value of derivative instruments - long-term	101,604	156,718
Other long-term liabilities	204,664	217,985
Total long-term liabilities	1,688,627	1,846,601
Equity:
Common shares, EUR .01 par value: Authorized - 410,000,000 shares, Issued - 230,829,267 shares	2,702	2,702
Additional paid-in capital	1,903,082	1,868,015
Retained earnings	2,360,880	2,160,173
Accumulated other comprehensive loss	(438,687)	(404,091)
Less treasury stock, at cost — 2,647,004 and 3,112,832 shares, respectively	(134,277)	(160,188)
Total equity	3,693,700	3,466,611
Total liabilities and equity	5,906,698	6,287,735

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended September 30,
(In $ thousands)	2023	2022
Cash flows from operating activities:
Net income	243,639	334,367
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	153,766	153,725
Non-cash impairments	4,158	22,555
Amortization of debt discount and issuance costs	25,143	25,124
Share-based compensation expense	35,067	35,851
Deferred tax benefit	(14,421)	(40,196)
Other items, net including fair value changes in derivatives	7,174	11,883
Change in operating assets, net	(68,696)	12,362
Change in operating liabilities, net	(77,743)	35,274
Net cash provided by operating activities	308,087	590,945
Cash flows from investing activities:
Purchases of property, plant and equipment	(98,260)	(86,284)
Purchases of intangible assets	(12,320)	(16,461)
Purchases of short-term investments	(905,617)	(1,003,946)
Proceeds from redemptions of short-term investments	1,151,742	558,554
Cash paid for acquisitions, net of cash acquired	(149,532)	(63,651)
Cash (paid) received for collateral asset	(12,557)	10,600
Purchases of investments, net	(2,657)	(1,156)
Other investing activities	—	107
Net cash used in investing activities	(29,201)	(602,237)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	371,452
Repayment of long-term debt	(400,000)	—
Proceeds from exercise of call options related to cash convertible notes	36,762	—
Payment of intrinsic value of cash convertible notes	(36,762)	—
Proceeds from issuance of common shares	163	107
Tax withholding related to vesting of stock awards	(17,183)	(24,852)
Cash (paid) received for collateral liability	(9,371)	78,435
Cash paid for contingent consideration	—	(4,572)
Net cash (used in) provided by financing activities	(426,391)	420,570
Effect of exchange rate changes on cash and cash equivalents	(3,229)	(18,197)
Net (decrease) increase in cash and cash equivalents	(150,734)	391,081
Cash and cash equivalents, beginning of period	730,669	880,516
Cash and cash equivalents, end of period	579,935	1,271,597

Reconciliation of free cash flow(1)
Net cash provided by operating activities	308,087	590,945
Purchases of property, plant and equipment	(98,260)	(86,284)
Free cash flow	209,827	504,661

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.